Exhibit 3

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON’S WINTER DRILL PROGRAM CONTINUES
TO EXPAND WHEELER RIVER PHOENIX DEPOSIT
Toronto, ON – April 26, 2010... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to report that the 2010 winter program at the Phoenix uranium deposit on the 60% owned Wheeler River property has extended the strike length of the high-grade zone to over 250 metres and remains open in either direction (see attached map).
In addition, the last two drill holes of the winter season, at the farthest northeast location tested to date, intersected the strongest sandstone and basement alteration yet observed at Phoenix. This intense alteration is similar to characteristics exhibited by other major deposits in the Basin. In addition, these two holes intersected a silicified cap, which is a unique characteristic feature that overlies the mineralization at McArthur River.
Ron Hochstein, President and C.E.O. of Denison, commented, “We have very high expectations for the Phoenix deposit and the Wheeler River project because, as with any major discovery, there are multiple targets developing. Based on internal estimates, as presented in our January 19, 2010 release, and publicly available information from all other deposits, Denison believes the Phoenix deposit is already, at this early stage, the sixth largest deposit discovered to date in the Athabasca Basin”.
Winter 2010 Results
Sixteen holes were drilled this winter, totalling 8,020 metres focussing primarily on Phoenix Zone A. Initial probe equivalent results from the first seven drill holes were released on March 16, 2010. Assay results have been received from two of these holes, which validated the probe results and returned significantly higher GT’s (grade-thickness). WR-299 assayed 12.54% U3O8 over 5.5 metres and WR-300 assayed 33.60% U3O8 over 3.5 metres as compared to the initial probe results of 8.88% eU3O8 over 3.7 metres and 30.19% eU3O8 over 2.5 metres, respectively. The assay results are at a cut-off grade of 0.05% U3O8, whereas the probe results are at a cut-off grade of 1.0 % eU3O8.
Additional results from the remaining nine drill holes of the 2010 winter program continued to identify high-grade uranium mineralization (see table below).
2010 Winter Program Results

				Probe
	From	To	Interval	Grade	Grade Thickness
Hole	(m)	(m)	(m)	(% eU3O8)	(m - % eU3O8)
WR-303	414.3	414.4	0.1	0.01	0.001
WR-304	402.6	402.7	0.1	0.01	0.001
WR-305	403.6	406.6	3.0	29.57	88.71
WR-306	407.5	411.5	4.0	44.00	176.0
WR-307	406.7	406.8	0.1	0.01	0.001
WR-308	404.5	405.4	0.9	2.37	2.13
WR-309A	401.0	401.1	0.1	0.01	0.001
WR-310	406.5	406.6	0.1	0.01	0.001
WR-311	404.0	406.4	2.4	12.31	29.54

The last two holes of the season (WR-309 and WR-309A) were drilled 50 metres northeast of the last drill-tested fence on the Phoenix trend. In both holes, the extent and intensity of the alteration affecting the sandstone column are the strongest encountered to date on the property, including all of the holes directly over the Phoenix deposit. WR-309 was lost in a strongly silicified cap (not previously identified) extending upwards over 100 metres in the sandstone above the unconformity. WR-309A, while completed to the unconformity, successfully penetrated the cap and appears to have overshot the optimum target. These results provide initial indications of another potential zone of mineralization. This is an exciting new development and will be one of the priorities of the summer drill program, which is expected to commence in June.
In addition to the drilling, a ground electromagnetic geophysical survey was carried out. Results of this work, together with prior DC Resistivity surveys, have identified anomalies, both within and removed from Phoenix, which will be tested as part of future drill programs.
The Phoenix deposit is located on the Wheeler River property which is located between the McArthur River Mine and Key Lake mill complex. Denison is the operator and holds a 60% interest in the Wheeler River Property. Cameco Corp. holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.
The technical information contained in this press release related to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 19, 2010 filed under the Company’s profile on the SEDAR website. All drill holes reported to date were drilled at either -80 or -90 degrees, and while the exact attitude of the mineralization remains uncertain, it is believed, at this time, that the mineralized intervals represent near true widths.
About Denison
Denison Mines Corp. is a mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company also has ownership interests in two of the four conventional uranium mills currently operating in North America. Denison also has a portfolio of exploration and development projects in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and Chief Financial Officer
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and “has the potential to”.

Forward looking statements are based on the assumptions noted in this press release and on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development, production and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F for the financial year ended December 31, 2009, available at http://www.sec.gov, as well as the following: global financial conditions; volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; the market price of Denison’s securities; the ability to access capital; the ability of Denison to meet its obligations to its creditors; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical and processing problems; and, the potential influence of, or reliance upon, a business partner.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations, except as otherwise required by applicable legislation.

DENISON MINES
DENISON MINES CORP.
WHEELER RIVER PROPERTY
PHOENIX URANIUM DISCOVERY
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval.
• Holes WR-269, WR-283, WR-287, WR-288, WR-294, WR-295, WR-301, WR-302, WR-305, WR-306, WR-308 and WR-311 are reported using downhole probe equivalent grade
• Results of the Winter 2010 program highlighted in yellow
• Grade*Thickness contours based on results to hole WR-311 of the winter program.
WR-300 33.60%U_3O_8/3.5m
WR-274 4.83%U_3O_8/8.3m
WR-285 0.24%U_3O_8/2.0m
WR-279 0.26%U_3O_8/0.5m
WR-276 1.29%U_3O_8/3.0m
WR-290 8.02%U_3O_8/5.0m
WR-281 2.08%U_3O_8/2.0m
WR-287 32.8%eU_3O_8/7.6m
WR-301 4.03%eU_3O_8/3.3m
WR-286 16.80%U_3O_8/9.0m
WR-299 12.54%U_3O_8/5.5m
WR-292 5.07%U_3O_8/7.5m
WR-302 18.48%eU_3O_8/3.2m
WR-272 4.13%U_3O_8/4.5m
WR-305 29.57%eU_3O_8/3.0m
WR-269 9.8%eU_3O_8/1.5m
WR-267 19.98%U_3O_8/3.5m
WR-306 44.0%eU_3O_8/4.0m
WR-268 9.26%U_3O_8/4.5m
WR-308 2.37%eU_3O_8/0.9m
WR-249 1.06%U_3O_8/2.4m
WR-311 12.31%eU_3O_8/2.4m
WR-283 0.20%eU_3O_8/6.4m
WR-273 62.6%U_3O_8/6.0m
WR-288 0.16%eU_3O_8/3.0m
Area D
Phoenix Zone A
Area C
Uranium Intersection
pelite
graphitic pelite
graphitic garnetiferous pelite
garnetiferous pelite
pelitic quartzite
quartzite
thrust fault
grade*thickness (%U_3O_8(%eU_3O_8)*m)
0
100m
L150
L200
L250
L300
L650
L700
T200
WR-304
WR-278
WR-277
WR-297
WR-303
WR-303A
WR-293
WR-282
WR-275
WR-280
WR-310
WR-190A
Phoenix Zone A
Area C
Phoenix Zone B
Area D